Exhibit 2.1
AGREEMENT
     This Agreement (this “Agreement”) is made and entered into on this 27th day of March, 2008, by and among Arch Coal, Inc., a Delaware corporation (“Arch”), and Magnum Coal Company, a Delaware corporation (“Magnum”).
Recitals
     A. Arch and Magnum entered into a Purchase and Sale Agreement (the “Purchase Agreement”) on December 31, 2005, which Purchase Agreement was subsequently amended by Amendment No. 1, dated as of February 7, 2006, Amendment No. 2, dated as of April 27, 2006, and Amendment No. 3, dated as of August 29, 2007.
     B. Under the terms of the Purchase Agreement, Magnum must arrange for a letter of credit to be posted in Arch’s favor if Magnum fails to obtain the release of Arch from the guarantees related to certain bonds by March 31, 2008.
     C. The parties hereto desire to extend the time for performance by Magnum under Section 8.1(b) of the Purchase Agreement and to provide Arch additional protection for continuing to provide certain guarantees on the terms and subject to the conditions set forth herein.
Agreements
     NOW, THEREFORE, in consideration of the foregoing premises and the covenants and agreements set forth herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:
     1. Definitions. Terms capitalized but not defined herein have the meaning set forth in the Purchase Agreement.
     2. Bond Replacement.
     a. Magnum agrees to use commercially reasonable efforts to facilitate the release of Arch from the obligations of Magnum under the Arch Guarantees, and Arch agrees to cooperate fully with Magnum in connection therewith.
     b. Notwithstanding the foregoing, except as otherwise provided in Section 2(c), if Magnum has not obtained the release of Arch from the obligations of Magnum under the Arch Guarantees, then on or before September 30, 2008 Magnum will arrange for one or more letters of credit to be posted in favor of Arch in an amount equal to the amount of the Bonds reflected as liabilities on the Books and Records of Magnum, which letters of credit may be drawn upon in the event that Arch is required to make payments in respect of such guarantees.
     c. If, prior to September 30, 2008, Magnum enters into one or a series of transactions involving a merger, consolidation, joint venture or other business combination pursuant to which the business of Magnum is combined with that of a publicly traded coal company (“Parent”) or a sale, directly or indirectly, to Parent of all or a significant portion of the capital stock, assets, properties and/or businesses of Magnum (any such transaction, a “Transaction”) and if, on the closing date of such Transaction (the “Closing Date”), Magnum has not obtained the release of Arch from the obligations of Magnum under the Arch Guarantees, then, as a condition to such Transaction, Magnum or Parent shall arrange for one or more letters of credit to be posted in favor of Arch, which letters of credit may be drawn upon in the event that Arch is required to make payments in respect of such guarantees, in accordance with the following schedule:
     i. 25% of the portion of the Bonds reflected as liabilities on the Books and Records of Magnum as of the end of the most recent quarter preceding the Closing Date shall be posted within 30 days after the Closing Date;
     ii. an additional 25% of the portion of the Bonds reflected as liabilities on the Books and Records of Magnum as of the end of the most recent quarter shall be posted within seven months after the Closing Date;
     iii. an additional 25% of the portion of the Bonds reflected as liabilities on the Books and Records of Magnum as of the end of the most recent quarter shall be posted within 13 months after the Closing Date; and
     iv. the remaining portion of the Bonds reflected as liabilities on the Books and Records of Magnum as of the end of the most recent quarter for which Magnum has not previously posted a letter of credit shall be posted within 19 months after the Closing Date.
     d. Notwithstanding anything contained in Sections 2(b) or 2(c) to the contrary, if the Master Coal Sales and Services Agreement (the “Coal Sales Agreement”) expires or is otherwise terminated for any reason prior to the release of Arch from the guarantees related to the Bonds, then Magnum shall use its best efforts to post as soon as possible, but in any event within 20 days after the date of such expiration or termination, one or more letters of credit in favor of Arch for the entire portion of the Bonds reflected as liabilities on the Books and Records of Magnum, less any amounts previously posted. Magnum and Arch agree that the contracts under Exhibits A and B to the Coal Sales Agreement only include the contracts identified in Schedule 2(d) attached hereto.
     3. Parent Guarantee. In order to secure the performance of Magnum under the terms of this Agreement, as a condition to the closing of any Transaction, Magnum shall cause Parent to execute and deliver to Arch concurrently with the closing of such Transaction, a guarantee substantially in the form of Exhibit A attached hereto (the “Guarantee”).
     4. Information Rights.
     a. Until Arch has been released from the obligations of Magnum under the Arch Guarantees, Magnum shall deliver to Arch within 30 days following the end of each calendar quarter, a schedule that shows the portion of the Bonds reflected as a liability on the unaudited consolidated balance sheet of Magnum as of the end of each such quarter. Such schedule shall be certified by the chief financial officer of Magnum, or if a Transaction occurs, by the chief financial officer of Parent, in each case on a quarterly basis and by the independent public accounting firm of Magnum, or if a Transaction occurs, by the independent public accounting firm of Parent, in each case on an annual basis.
     b. In addition to the information provided pursuant to Section 4(a) (but not in lieu thereof), Magnum shall deliver to Arch within 45 days following the end of each calendar quarter, the unaudited consolidated balance sheet as of the end of such calendar quarter and the related unaudited consolidated statements of operations, cash flows and stockholders’ equity for the quarterly and year-to-date period then ended, together with any notes thereto (collectively, the “Financial Statements”), in each case, prepared in accordance accounting principles generally accepted in the United States. Magnum shall be deemed to have complied with the requirements contained in this Section 4(b) if the Financial Statements are included in one or more filings with the Securities and Exchange Commission or if, following a Transaction, the surviving entity in such Transaction is subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended.
     5. Default. To secure the performance of Magnum under the terms of the Coal Sales Agreement, the parties hereto hereby agree that, until Arch has been released from the obligations of Magnum under the Bonds, Arch shall have the right to demand that Magnum cease coal production under permits secured by the Bonds if Magnum defaults, breaches or fails to fulfill any covenant, agreement or other obligation required by it under the Coal Sales Agreement. In the event Arch desires to exercise its rights under this Section 5, Arch shall provide at least ten business days advance written notice (“Notice Period”) to Magnum. During the Notice Period, Magnum shall have the opportunity to cure any such default, breach or failure, including without limitation, the payment of any Damages as defined in the Coal Sales Agreement. If any such default, breach or failure is not cured within the Notice Period, Magnum shall immediately cease coal production under the permits secured by the Bonds.
     6. Grant of License. Section 11.3 of the Purchase Agreement is hereby amended to allow Magnum to use the License for twelve months following the Closing Date.
     7. Representations and Warranties. Each party hereto hereby represents and warrants that (i) it is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, (ii) the execution, delivery and performance by such party of this Agreement does not violate its organizational documents or any law, order or contractual restriction binding on it, and (iii) this Agreement has been duly executed and delivered by such party and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms (except as enforceability may be limited by bankruptcy, insolvency, moratorium and other similar laws affecting enforcement of creditors’ rights in general principles of equity).
     8. Confidentiality.
          a. Each party shall, and cause its directors, officers, employees, agents, consultants and advisors to hold in strict confidence, using the same degree of care that it normally uses to protect its own proprietary information, unless compelled to disclose by judicial or administrative process or by other requirements of Law (in which case prompt notice shall be given to the other parties unless legally prohibited), all information concerning the other parties gained by such party as a result of this Agreement, except to the extent that such information can be shown to have been (a) in the public domain through no fault of such party or (b) later lawfully acquired on a non-confidential basis from other sources by the party to which it was furnished. No party shall release or disclose such information to any other person, except as required by Law or to its auditors, attorneys, financial advisors, bankers or other consultants and advisors who shall be advised of the provisions of this Section 8.
          b. The provisions of this Section 8 shall survive this Agreement until such time as the information concerning the other party ceases to be confidential, proprietary and/or non-public.
     9. Miscellaneous.
     a. Any notice required hereunder will be in writing and will be deemed to have been validly served, given or delivered three days following deposit in the United States mails,

with proper postage prepaid, and addressed to the party to be notified, two days following transmittal by recognized, overnight courier, addressed to the party to be notified, upon delivery thereof if delivered by hand to the party to be notified, or upon confirmation of receipt thereof if transmitted to a valid facsimile number for the party to be notified. In each case, notice will be sent to the address or facsimile number, as appropriate, of the party to be notified, as follows:
if to Arch:
Arch Coal, Inc.
One CityPlace Drive, Suite 300
St. Louis, Missouri 63141
Attention: Vice President – Business Development
Facsimile: (314) 994-2940
if to Magnum:
Magnum Coal Company
500 Lee Street, East, Suite 900
Charleston, West Virginia 25301
Attention: General Counsel
Facsimile: (304) 380-0379
or to such other address or addresses or facsimile number or numbers as a party may from time to time designate to the other parties by notice as provided in this Agreement, except that notices of change of address will be effective only upon receipt.
     b. This Agreement may be amended or supplemented only by such additional written agreements as may be determined by the parties to be necessary, appropriate or desirable to further the purposes of this Agreement, to clarify the intention of the parties or to add to or modify the terms or conditions hereof.
     c. Arch and Magnum may extend the time for performance of any of the obligations or other actions of the other under this Agreement, waive compliance with any of the conditions of the other contained in this Agreement, or waive or modify performance of any of the obligations of the other under this Agreement by providing such party written notice. Except as provided in the preceding sentence, no action taken pursuant to this Agreement will be deemed to constitute a waiver of compliance with any of the conditions, agreements or indemnities contained in this Agreement. The waiver by a party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach.
     d. This Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective successors and assigns. No party may assign this Agreement without the express written consent of the other parties.
     e. This Agreement will be governed by, and construed and interpreted in accordance with, the laws of the State of Delaware, without giving effect to the principles of conflict of law thereof.
     f. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

Any counterpart or other signature hereupon delivered by facsimile shall be deemed for all purposes as constituting good and valid execution and delivery of this Agreement by such party.
     g. This Agreement supersedes any other agreement, whether written or oral, that may have been made or entered into by the parties relating to the matters contemplated hereby, and constitutes the entire agreement of the parties with respect to the subject matter hereof. Notwithstanding the foregoing, nothing contained in this Agreement shall supersede or modify in any way the representations, warranties, agreements, covenants or other obligations of Arch and Magnum under the Purchase Agreement, except to the extent that this Agreement modifies the time for Magnum’s performance under Section 8.1(b) thereof.
     h. Nothing expressed or implied in this Agreement is intended, or may be construed, to confer upon or give any third party any rights or remedies hereunder.
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     IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of day and year first above written.

Arch Coal, Inc.
By:	/s/ David B. Peugh
David B. Peugh
Vice President – Business Development

Magnum Coal Company
By:	/s/ Paul H. Vining
Paul H. Vining
President and Chief Executive Officer